Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2021

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, our reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2020 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2021.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 28 May 2021, upon maturity of the previous broad-based black economic empowerment (“B-BBEE”) scheme in South Africa (“Zenzele scheme”), we implemented a new scheme through the listing of a special purpose company called SAB Zenzele Kabili Holdings Limited (“Zenzele Kabili”), on the Johannesburg Stock Exchange. At the same date, we settled the remaining obligations of the Zenzele scheme to SAB retailers. The settlement of the balance of the SAB retailers entitlement and the set-up of the new B-BBEE scheme required 5.8 billion ZAR (0.4 billion US dollar). 5.1 million AB InBev Treasury shares were used in the transaction. The IFRS 2 cost of 73m US dollar related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme was reported in non-underlying items.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 30 June 2021 and 2020 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-underlying items and discontinued operations. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June
Million US dollar	2021	%	2020	%

Revenue¹	25 832	100%	21 298	100%
Cost of sales	(10 963)	42%	(9 097)	43%

Gross profit	14 869	58%	12 201	57%
SG&A	(8 571)	33%	(7 257)	34%
Other operating income/(expenses)	470	2%	158	1%

Normalized profit from operations (Normalized EBIT)	6 768	26%	5 102	24%
Non-underlying items	(217)	1%	(2 796)	13%

Profit from operations (EBIT)	6 551	25%	2 306	11%

Depreciation, amortization and impairment	2 345	9%	2 261	11%
Non-underlying impairment	24	0%	2 650	12%
Normalized EBITDA	9 114	35%	7 363	35%
EBITDA	8 920	35%	7 217	34%

Normalized profit attributable to equity holders of AB InBev	2 924	11%	76	-
Profit from continuing operations attributable to equity holders of AB InBev	2 458	10%	(3 955)	19%
Profit from discontinued operations attributable to equity holders of AB InBev	-	0%	2 055	10%
Profit attributable to equity holders of AB InBev	2 458	10%	(1 900)	9%

For the six-month period ended 30 June
Million US dollar	2021	2020
Operating activities
Profit from continuing operations	3 074	(3 744)
Interest, taxes and non-cash items included in profit	6 062	11 164
Cash flow from operating activities before changes in working capital and use of provisions	9 134	7 420

Change in working capital	(1 327)	(2 700)
Pension contributions and use of provisions	(258)	(327)
Interest and taxes (paid)/received	(3 696)	(3 388)
Dividends received	86	30
Cash flow from operating activities on Australia discontinued operations	-	84
Cash flow from operating activities	3 939	1 119

Investing activities
Net capex	(2 104)	(1 524)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(203)	(204)
Net proceeds from sale/(acquisition) of other assets	98	(30)
Proceeds from Australia divestiture	-	10 838
Cash flow from investing activities on Australia discontinued operations	-	(13)
Cash flow from investing activities	(2 209)	9 067

Financing activities
Dividends paid	(1 382)	(1 219)
Net (payments on)/proceeds from borrowings	(7 999)	10 194
Payment of lease liabilities	(256)	(280)
Sale/(purchase) of non-controlling interests and other	(470)	(457)
Cash flow from financing activities on Australia discontinued operations	-	(6)
Cash flow from financing activities	(10 107)	8 231

Net increase/(decrease) in cash and cash equivalents	(8 377)	18 416

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 30 June 2021 and 2020 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 30 June 2021 and 2020 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Volumes	239 577	41	-	40 779	280 398	17.0%
Revenue	21 298	(42)	(169)	4 745	25 832	22.4%
Cost of sales	(9 097)	34	91	(1 991)	(10 963)	(22.0)%
Gross profit	12 201	(8)	(78)	2 754	14 869	22.7%
SG&A	(7 257)	(12)	(13)	(1 288)	(8 571)	(17.8)%
Other operating income/(expenses)	158	226	-	86	470	54.0%
Normalized EBIT	5 102	206	(91)	1 551	6 768	30.5%
Normalized EBITDA	7 363	211	(87)	1 627	9 114	22.1%
Normalized EBITDA margin	34.6%	-	-	-	35.3%	-7 bps

In the first six months of 2021, our normalized EBITDA increased 22.1%, while our normalized EBITDA margin contracted 7 bps, reaching 35.3%.

Consolidated volumes grew by 17.0%, with own beer volumes up 17.7% and non-beer volumes up 12.6%, driven by a healthy recovery year over year as the COVID-19 pandemic negatively impacted our volumes in the first six months of 2020.

Consolidated revenue grew by 22.4% to 25 832m US dollar, with revenue per hectoliter growth of 4.7% driven by a positive brand mix and revenue management initiatives. Combined revenues of our global brands, Budweiser, Stella Artois and Corona increased by 26.2% globally and 31.4% outside of their respective home markets.

Consolidated Cost of Sales (CoS) increased 22.0%, and increased 4.8% on a per hectoliter basis, driven primarily by operational leverage and ongoing cost discipline partially offset by anticipated transactional foreign exchange and commodity headwinds.

Consolidated other operating income/(expenses) in the first six months of 2021 increased by 54.0% primarily driven by government grants in Brazil and China and lower other operating expenses in Europe. In the second quarter of 2021, Ambev, recognized 226m US dollar income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. The impact is presented as a scope change. Additionally, Ambev recognized 76m US dollar of interest income in Finance income for the first six months of 2021. Underlying profit attributable to equity holders and underlying EPS were positively impacted by 123m US dollar after tax and non-controlling interest. Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 30 June 2021, the total amount of such credits and interest receivables represented 1 257m US dollar.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2020	Scope	Organic growth	2021	Organic growth %

North America	51 977	56	1 219	53 252	2.4%
Middle Americas	51 858	-	16 122	67 980	31.1%
South America	62 782	(25)	9 171	71 929	14.6%
EMEA	33 551	(113)	7 102	40 540	21.2%
Asia Pacific	39 045	-	7 036	46 081	18.0%
Global Export and Holding Companies	364	124	128	615	26.3%
AB InBev Worldwide	239 577	41	40 779	280 398	17.0%

North America total volumes increased by 2.4%.

In the United States, our sales-to-wholesalers (“STWs”) grew by 2.5% and our sales-to-retailers (“STRs”) declined by 1.1%, We continue to strengthen and premiumize our portfolio, rebalancing toward faster growing above core segments. Our seltzer portfolio, led by Bud Light Seltzer, continues to grow ahead of the industry according to IRI and our canned cocktail brand Cutwater is growing by triple digits.

In Canada, our volume grew by low single digits in the first half of 2021 compared to the same period last year, as on-premise channel restrictions were more than offset by strength in the off-premise channel. Our above core beer brands and our Beyond Beer portfolio gained share in the first half of 2021 compared to the same period last year, led by Bud Light Seltzer. We estimate our performance was in line with the industry, which had a volume decline in the second quarter of 2021 due to continued on- premise restrictions.

Middle Americas total volumes increased by 31.1%.

Our business in Mexico continued its momentum, with a volume growth of over 30% in the first six months of 2021, as we cycled a favorable comparable from a two-month nationwide lockdown in the second quarter of 2020. We continue to see healthy growth across all segments of our portfolio. We completed our sixth wave of expansion into OXXO, with our brands now available in nearly 10,000 stores. We continued expanding our direct-to-consumer (“DTC”) business, opening our 10,000th Modelorama store in June 2021, while reaching more consumers through our ModeloramaNow e-commerce platform. The digital transformation of our business is progressing rapidly, with orders through our BEES platform now comprising over 60% of our revenue.

Our business in Colombia continued its momentum, despite on-going COVID-19 restrictions. Our volumes grew by double-digits in the first six months of 2021 compared to the same period last year. Our core brands, Aguila and Poker, grew by strong double- digits and our international premium brands grew by double-digits, led by Corona and Budweiser. We continue to transform our business through technology, with our BEES platform now representing nearly 80% of our revenue.

In Peru, our business continues to recover, with volume growth of double-digits in the first six months of 2021, supported by a favorable comparable. We remain focused on strengthening our portfolio through premiumization and innovation and advancing the digital transformation of our business. Our global and local premium brands grew by strong double-digits. Our BEES platform is expanding, now making up close to 70% of our revenue.

In Ecuador, we delivered volume growth of double-digits, supported by a favorable comparable. As restrictions began to ease in June 2021, we delivered our best monthly volume performance in the last 5 years, supported by enhancements to our portfolio and digital transformation, with over 90% of our revenue coming through BEES.

South America total volumes increased by 14.6%.

In Brazil, our volumes grew by 13.7%, with beer volumes up by 14.3% and non-beer volumes up by 12.0% in the first six months of 2021 compared to the same period last year. Our beer volumes once again outperformed the industry according to our estimates. Non-beer volumes were supported by the gradual recovery of mobility. We saw sustained growth of our core plus brands, led by Brahma Duplo Malte and continued double-digit growth of premium and super premium brands, with particularly strong growth of Corona, Original and Beck’s. Innovations represented more than 20% of our total revenue for the fourth quarter in a row. We continue to advance our digital transformation agenda with B2B and DTC initiatives. BEES now covers more than 70% of our active customers across the country and our DTC platform, Zé Delivery, fulfilled more than 15 million orders in in the second quarter of 2021.

In Argentina, we grew volume by double-digits. We continue to see our core plus and premium brands outperforming the overall portfolio in the first half of 2021 compared to the same period last year.

EMEA total volumes increased by 21.2%.

In Europe, our volumes grew by mid-single digits powered by continued strong commercial performance. We are driving premiumization across Europe with our premium and super premium portfolio now making up over 50% of our revenue. Our Global brand portfolio continued to outperform and grew by mid-single digits in volume in the first six months of 2021 compared to the same period last year, with particularly strong performance of Corona and Stella Artois. We are supporting the on-premise channel and welcomed its reopening in the second quarter of 2021 with the “Stella Tips” campaign in the UK and “Merci Horeca” campaign in Belgium.

In South Africa, our volumes grew by strong double-digits in the first six months of 2021 compared to the period last year, as we cycled a favorable comparable from a government-mandated ban on alcohol sales through much of the second quarter of 2020. When allowed to trade, we have seen strong underlying consumer demand for our brands and we continue to adapt our business to navigate the challenging operating environment. However, a new alcohol ban was instituted on 28 June 2021 and lasted until 25 July 2021, impacting the last selling week of June and the first month of the third quarter of 2021. Our diverse portfolio of brands spanning styles and price points serves various consumer needs across different occasions. Strong demand and the power of our brands continues to benefit our core portfolio, particularly Carling Black Label. In the premium segment, we see ongoing healthy performance from our global brands, Corona and Stella Artois, and our flavored alcohol beverages, Brutal Fruit and Flying Fish.

In Africa excluding South Africa, underlying consumer demand remains resilient in many of our markets, though the operating environment remains challenging due to ongoing COVID-19 related restrictions. We grew volumes in the majority of our key markets in the first six months of 2021 compared to the same period last year.

Asia Pacific total volumes increased by 18.0%.

In China, our volumes outperformed the industry according to our estimates. Our volumes grew by 21.6% in the first six months of 2021 compared to the same period last year, enhanced by a successful Chinese New Year campaign in the first quarter of 2021 coupled with a challenging comparable from the easing of COVID-19 restrictions in the second quarter of 2020. Our premium and super premium brands grew by double digits in volume, led by Budweiser in the first half of 2021. Innovations further accelerated our momentum in premiumization, including the expansion of Budweiser Supreme and successful launch of ME-X exclusively in the e-commerce channel.

In South Korea, led by the success of our recent innovations including ‘All New Cass’ and our new classic lager, HANMAC, we estimate our volumes outperformed the industry. Our volumes declined by low single digits in the first six months of 2021 compared to the same period last year and continue to be impacted by ongoing COVID-19 restrictions. We estimate we outperformed the industry, due to the success of our recent innovations including ‘All new’ Cass and our new classic lager, HANMAC.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2021 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Volumes	239 577	41	-	40 779	280 398	17.0%
Revenue	21 298	(42)	(169)	4 745	25 832	22.4%
Cost of sales	(9 097)	34	91	(1 991)	(10 963)	(22.0)%
Gross profit	12 201	(8)	(78)	2 754	14 869	22.7%
SG&A	(7 257)	(12)	(13)	(1 288)	(8 571)	(17.8)%
Other operating income/(expenses)	158	226	-	86	470	54.0%
Normalized EBIT	5 102	206	(91)	1 551	6 768	30.5%
Normalized EBITDA	7 363	211	(87)	1 627	9 114	22.1%
Normalized EBITDA margin	34.6%	-	-	-	35.3%	-7 bps

North America	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	51 977	56	-	1 219	53 252	2.4%
Revenue	7 536	(8)	83	428	8 040	5.7%
Cost of sales	(2 842)	28	(28)	(237)	(3 080)	(8.5)%
Gross profit	4 694	20	55	191	4 960	4.1%
SG&A	(2 104)	(44)	(28)	(173)	(2 350)	(8.2)%
Other operating income/(expenses)	(10)	-	-	25	15	257.6%
Normalized EBIT	2 579	(24)	27	43	2 625	1.7%
Normalized EBITDA	2 986	(18)	31	16	3 014	0.5%
Normalized EBITDA margin	39.6%	-	-	-	37.5%	-196 bps

Middle Americas	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	51 858	-	-	16 122	67 980	31.1%
Revenue	4 246	-	(96)	1 743	5 893	41.0%
Cost of sales	(1 454)	-	29	(630)	(2 055)	(43.4)%
Gross profit	2 792	-	(67)	1 113	3 838	39.8%
SG&A	(1 258)	-	20	(339)	(1 577)	(26.9)%
Other operating income/(expenses)	-	-	-	4	5	908.3%
Normalized EBIT	1 535	-	(46)	778	2 266	50.7%
Normalized EBITDA	2 021	-	(52)	855	2 824	42.3%
Normalized EBITDA margin	47.6%	-	-	-	47.9%	42 bps

South America	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	62 782	(25)	-	9 171	71 929	14.6%
Revenue	3 613	(23)	(683)	1 239	4 146	34.5%
Cost of sales	(1 727)	3	328	(694)	(2 091)	(40.3)%
Gross profit	1 886	(20)	(356)	545	2 055	29.2%
SG&A	(1 205)	25	211	(285)	(1 254)	(24.1)%
Other operating income/(expenses)	54	225	(9)	16	287	30.0%
Normalized EBIT	736	230	(154)	276	1 088	37.3%
Normalized EBITDA	1 146	230	(214)	284	1 447	24.7%
Normalized EBITDA margin	31.7%	-	-	-	34.9%	-234 bps

EMEA	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	33 551	(113)	-	7 102	40 540	21.2%
Revenue	3 007	(88)	243	600	3 763	20.6%
Cost of sales	(1 555)	65	(106)	(200)	(1 796)	(13.4)%
Gross profit	1 452	(23)	137	400	1 966	28.0%
SG&A	(1 263)	33	(113)	(152)	(1 496)	(12.3)%
Other operating income/(expenses)	55	-	6	31	92	57.2%
Normalized EBIT	243	10	30	280	563	110.5%
Normalized EBITDA	713	9	58	280	1 060	38.8%
Normalized EBITDA margin	23.7%	-	-	-	28.2%	374 bps

Asia Pacific	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	39 045	-	-	7 036	46 081	18.0%
Revenue	2 609	(31)	272	649	3 500	25.2%
Cost of sales	(1 217)	(1)	(118)	(220)	(1 555)	(18.1)%
Gross profit	1 393	(31)	154	429	1 944	31.5%
SG&A	(961)	31	(86)	(110)	(1 126)	(11.8)%
Other operating income/(expenses)	40	-	5	19	64	46.5%
Normalized EBIT	472	(1)	74	337	882	71.6%
Normalized EBITDA	783	(1)	102	358	1 242	45.7%
Normalized EBITDA margin	30.0%	-	-	-	35.5%	498 bps

Global Export and Holding Companies	2020	Scope	Currency translation	Organic growth	2021	Organic growth %

Total volumes (thousand hls)	364	124	-	128	615	26.3%
Revenue	287	106	12	86	491	22.1%
Cost of sales	(302)	(60)	(14)	(9)	(385)	(2.4)%
Gross profit	(15)	46	(2)	77	106	269.8%
SG&A	(466)	(56)	(17)	(230)	(769)	(44.0)%
Other operating income/(expenses)	19	-	(2)	(9)	7	(49.8)%
Normalized EBIT	(462)	(10)	(21)	(162)	(656)	(34.1)%
Normalized EBITDA	(287)	(9)	(12)	(165)	(473)	(55.3)%

REVENUE

Our consolidated revenue grew by 22.4% to 25 832m US dollar with revenue per hectoliter growth of 4.7% in the first six months of 2021 driven by a positive brand mix and revenue management initiatives.

COST OF SALES

Our cost of Sales (CoS) increased by 22.0% and increased by 4.8% on a per hectoliter basis driven by operational leverage and ongoing cost discipline partially offset by anticipated transactional foreign exchange and commodity headwinds.

OPERATING EXPENSES

Our total operating expenses increased 17.0% in the six-month period ended 30 June 2021:

•

Selling, General & Administrative Expenses (SG&A) increased by 17.8% due to higher variable compensation accruals, which are recorded by quarter at the zone level depending on operational performance, and growth in sales and marketing investments to support our top-line momentum.

•

Other operating income increased 54.0% primarily driven by government grants in Brazil and China and lower other operating expenses in Europe. In addition, in the second quarter of 2021, Ambev, our subsidiary, recognized 226m US dollar income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. The impact is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 22.1% organically to 9 114m US dollar, with an EBITDA margin of 35.3%, representing an EBITDA margin organic contraction of 7 bps.

•	North America EBITDA increased 0.5% to 3 014m US dollar with a margin contraction of (196) bps to 37.5%, as top- line growth was partially offset by cost headwinds related to a tighter supply chain.

•

Middle Americas EBITDA increased 42.3% to 2 824m US dollar with a margin enhancement of 42 bps to 47.9%, driven by top-line growth and consistent cost discipline, partially offset by transactional foreign exchange and commodity headwinds.

•

South America EBITDA increased 24.7% to 1 447m US dollar with a margin contraction of (234) bps to 34.9%, as strong top-line growth was partially offset by increases of cost of sales, driven by anticipated transactional foreign exchange and commodity headwinds, coupled with higher distribution expenses and sales and marketing investments.

•

EMEA EBITDA increased 38.8% to 1 060m US dollar with a margin enhancement of 374 bps to 28.2%, driven by the top-line momentum, along with improving channel mix and strong performance of our premium and super premium brands in Europe.

•	Asia Pacific EBITDA increased 45.7% to 1 242m US dollar with a margin enhancement of 498 bps to 35.5%, driven by top-line growth and cost discipline.

•	Global Export and Holding Companies EBITDA of (473)m US dollar in the six-month period ended 30 June 2021 (30 June 2020: (287)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-underlying net finance cost, (vi) Non-underlying items above EBIT (including non-underlying impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June
Million US dollar	Notes	2021	2020

Profit attributable to equity holders of AB InBev		2 458	(1 900)
Non-controlling interest		616	211
Profit of the period		3 074	(1 688)
Profit from discontinued operations	16	-	(2 055)
Profit from continuing operations		3 074	(3 744)
Income tax expense	9	1 231	492
Share of result of associates	13	(100)	(33)
Non-underlying net finance cost/(income)	8	299	1 388
Net finance cost	8	2 047	4 204
Non-underlying items above EBIT (including non-underlying impairment)	7	217	2 796
Normalized EBIT		6 768	5 102
Depreciation, amortization and impairment (excluding non-underlying impairment)		2 345	2 261
Normalized EBITDA		9 114	7 363

Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2021 and 30 June 2020:

	2021	2020
US dollar	31.2%	34.7%
Brazilian real	11.6%	12.6%
Mexican peso	9.8%	8.6%
Chinese yuan	9.3%	9.0%
Euro	7.6%	6.0%
Colombian peso	3.9%	3.4%
South African rand	3.4%	2.8%
Dominican peso	3.3%	1.7%
Argentinean peso¹	3.0%	2.4%
Canadian dollar	2.8%	4.0%
Peruvian peso	2.5%	2.3%
Pound sterling	2.1%	2.7%
South Korean won	1.8%	2.5%
Other	7.6%	7.2%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the six-month period ended 30 June 2021 and 30 June 2020:

	2021	2020
US dollar	33.0%	35.7%
Mexican peso	13.7%	12.3%
Brazilian real	11.6%	11.6%
Chinese yuan	11.5%	8.2%
Colombian peso	5.8%	4.3%
Peruvian peso	4.2%	3.4%
South African rand	3.7%	1.8%
Argentinean peso¹	3.3%	2.1%
Dominican peso	3.0%	2.5%
Canadian dollar	2.3%	3.2%
South Korean won	1.5%	2.1%
Euro	0.3%	8.5%
Pound sterling	0.3%	0.7%
Other	5.8%	3.7%

1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

PROFIT

Normalized profit attributable to our equity holders was 2 924m US dollar (normalized EPS 1.46 US dollar) in the first six months of 2021, compared to 76m US dollar (normalized EPS 0.04 US dollar) in the first six months of 2020. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 2 606m US dollar in the first six months of 2021 (Underlying EPS 1.30 US dollar) as compared to 1 805m US dollar in the first six months of 2020 (Underlying EPS 0.90 US dollar) (see Note 17 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for the first six months of 2021 was 2 458m US dollar, compared to (1 900)m US dollar for the first six months of 2020 and includes the following impacts:

•

Net finance costs (excluding non-underlying net finance items): 2 047m US dollar in the first six months of 2021 compared to 4 204m US dollar in the first six months of 2020. This decrease was primarily due to mark-to-market adjustment linked to the hedging of our share-based payment programs amounting to a gain of 348m US dollar in the first six months of 2021, compared to a loss of 1 724m US dollar in the first six months of 2020 resulting in a swing of 2 072 US dollar.

•

Non-underlying net finance cost: Non-underlying net finance cost amounted to (299)m US dollar in the first six months of 2021 compared to (1 388)m US dollar cost in the first six months of 2020. 283m US dollar gain resulted from mark- to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB ( 30 June 2020: 1 438m US dollar loss) and 582m US dollar loss resulted from the early termination of certain bonds (30 June 2020: nil).

•

Non-underlying items: In the first six months of 2021, we incurred (217)m US dollar of non-underlying costs (30 June 2020: (2 796)m US dollar) mainly comprising of (97)m US dollar of restructuring costs (30 June 2020: (60)m US dollar), 14m US dollar of net business and asset disposal gains (30 June 2020: (154)m US dollar of costs mostly related to non-underlying impairment of intangible assets classified as assets held for sale and other intangibles), (54)m US dollar of costs associated with COVID-19 (30 June 2020: (78)m US dollar) which mainly relate to personal protection equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic, and (73)m US dollar cost related to the Zenzele Kabili scheme. During the second quarter of 2020, we reported a 2.5 billion US dollar non-cash goodwill impairment charge. The goodwill impairment charge was partially offset by a 1.9 billion US dollar gain on the disposal of the Australia operations reported in discontinued operations.

•

Income tax expense: 1 231m US dollar in the first six months of 2021 with an effective tax rate of 29.3% compared to 492m US dollar in the first six months of 2020 with an effective tax rate of (15.0)%. The 2021 effective tax rate is positively impacted by the non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the first six months of 2020 was negatively impacted by non-deductible losses from these derivatives and the non-deductible, non-cash goodwill impairment loss. The normalized effective tax rate was 27.3% in the first six months of 2021 compared to 66.6% in the first six months of 2020. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 29.5% in the first six months of 2021 compared to 22.8% in the first six months of 2020.

•	Profit attributable to non-controlling interest: 616m US dollar in the first six months of 2021 compared to 211m US dollar in the first six months of 2020.

•

Profit from discontinued operations: In the first six months of 2020, we reported 2 055m US dollar in discontinued operations primarily attributable to an exceptional 1.9 billion US dollar gain on the divestiture of the Australian operations completed on 1 June 2020 (in the first six months of 2021: nil).

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2021	2020
Cash flow from operating activities	3 939	1 119
Cash flow from investing activities	(2 209)	9 067
Cash flow from financing activities	(10 107)	8 231
Net increase/(decrease) in cash and cash equivalents	(8 377)	18 416

Cash flow from operating activities

Million US dollar	2021	2020
Profit/(loss) from continuing operations	3 074	(3 744)
Interest, taxes and non-cash items included in profit	6 062	11 164
Cash flow from operating activities before changes in working capital and use of provisions	9 134	7 420
Change in working capital	(1 327)	(2 700)
Pension contributions and use of provisions	(258)	(327)
Interest and taxes (paid)/received	(3 696)	(3 388)
Dividends received	86	30
Cash flow from operating activities on Australia discontinued operations	-	84
Cash flow from operating activities	3 939	1 119

Our cash flow from operating activities reached 3 939m US dollar in the first six months of 2021 compared to 1 119m US dollar in the first six months of 2020. The increase primarily results from higher profit and lower changes in working capital for the first six months of 2021 compared to the same period last year as our results for the first half of 2020 were negatively impacted by the COVID-19 pandemic. Changes in working capital in the first half of 2021 and 2020 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2021	2020
Net capex	(2 104)	(1 524)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(203)	(204)
Proceeds from Australia divestiture	-	10 838
Net proceeds from sale/(acquisition) of other assets	98	(30)
Cash flow from investing activities on Australia discontinued operations	-	(13)
Cash flow from investing activities	(2 209)	9 067

Our cash outflow from investing activities was 2 209m US dollar in the first six months of 2021 compared to a cash inflow of 9 067m US dollar in the first six months of 2020. The decrease in the cash flow from investing activities was mainly due to the exceptional 10 838m US dollar proceeds from the divestiture of the Australian business reported in the first six months of 2020 and higher net capital expenditures in the first six months of 2021 compared to the same period last year.

Our net capital expenditures amounted to 2 104m US dollar in the first six months of 2021 and 1 524m US dollar in the first six months of 2020. Out of the total 2021 capital expenditures approximately 42% was used to improve the company’s production facilities while 46% was used for logistics and commercial investments and 12% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2021	2020
Dividends paid	(1 382)	(1 219)
Net (payments on)/proceeds from borrowings	(7 999)	10 194
Payment of lease liabilities	(256)	(280)
Sale/(purchase) of non-controlling interests and other	(470)	(457)
Cash flow from financing activities on Australia discontinued operations	-	(6)
Cash flow from financing activities	(10 107)	8 231

Our cash outflow from financing activities amounted to 10 107m US dollar in the first six months of 2021, as compared to a cash inflow of 8 231m US dollar in the first six months of 2020, mainly driven by lower proceeds from borrowings coupled with higher repayments of borrowings in the first six months of 2021 compared to the same period last year. During the second quarter of 2020, the company took significant actions to maintain a strong liquidity in light of the COVID-19 pandemic and issued a series of bonds for a total amount of approximately 11 billion US dollar.

As of 30 June 2021, we had total liquidity of 16.9 billion US dollar, which consisted of 10.1 billion US dollar available under our Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) and 6.8 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s continuing operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 83.4 billion US dollar as of 30 June 2021 as compared to 82.7 billion US dollar as of 31 December 2020.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt increased by 0.7 billion US dollar as of 30 June 2021 compared to 31 December 2020. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes ( 3.7 billion US dollar increase of net debt), settlement of derivatives (0.3 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.4 billion US dollar) and foreign exchange impact on net debt (0.6 billion US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 4.8x for the 12-month period ending 31 December 2020 to 4.4x for the 12- month period ending 30 June 2021. Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective

Consolidated equity attributable to our equity holders as at 30 June 2021 was 68 596m US dollar, compared to 68 024m US dollar as at 31 December 2020. The net increase in equity results from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Peruvian Sol, the Colombian pesos and the Euro, and the strengthening of the South African rand and the Brazilian real, which resulted in a foreign exchange translation adjustment of 1 347m US dollar as of 30 June 2021 (decrease of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 18 Interest-bearing loans and borrowings and Note 20 Risks arising from financial instruments.

As of 30 June 2021, the company’s credit rating from Standard & Poor’s was BBB+ for long-term obligations and A-2 for short- term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. AB InBev has experienced disruptions to its ability to operate its production facilities in some countries, and in the future, it may experience further disruption to its ability to operate its production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. Any sustained interruption in AB InBev’s operations or its business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact AB InBev’s ability to make, manufacture, distribute or sell its products or may result in an increase in its costs of production and distribution. Sales of AB InBev’s products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of its markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. If the COVID-19 pandemic intensifies and expands geographically, its negative impacts on AB InBev’s sales could be more prolonged and may become more severe. Deteriorating economic and political conditions in many of AB InBev’s major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for its products. Furthermore, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences. The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access, or costs of, capital or borrowings, its business, its liquidity, its net debt to EBITDA ratio, credit ratings, results of operations and financial condition. Compliance with governmental measures imposed in response to COVID-19 has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject AB InBev to restrictions on its business activities, fines, and other penalties, any of which can adversely affect its business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic (or any future outbreak or recurrence of COVID-19 following the relaxation of current social distancing and lockdown measures), including those described above, alone or in combination with others, may have a material adverse effect on AB InBev’s results of operations, financial condition and cash flows.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis (including as a result of the COVID-19 pandemic), or otherwise. These could result in reduced consumption or sales prices of AB InBev’s products, which in turn could result in lower revenue and reduced profit. AB InBev’s financial condition and results of operations, as well as AB InBev’s future prospects, would likely be hindered by an economic downturn in any of its key markets. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of AB InBev’s products, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, who could engage in practices that harm AB InBev’s reputation as consumers look to AB InBev for the quality and availability of its products, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if the subsidiary brings a legal claim for an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations which it may otherwise consider.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Labatt, the Canadian subsidiary of AB InBev’s subsidiary Ambev, and Tilray have a joint venture not only to research non-alcohol beverages containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), both derived from cannabis, but also to commercialize a non-alcohol CBD beverage in Canada only. This joint venture could lead to increased legal, reputational and financial risks as the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of health care concerns related to obesity and the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) such as those identified in the World Health Organization’s Global Status Report on Alcohol and Health. Negative publicity regarding AB InBev’s products, publication of studies indicating a significant risk in using them or changes in consumer perceptions in relation to them could adversely affect their sale and consumption and could harm AB InBev’s business, results of operations, cash flows or financial condition. Concerns over harmful consumption of alcohol may cause governments to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices. Also, public concern about beer, other alcohol beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of our products to decline significantly and consumption trends to shift away from them, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Negative publicity and campaigns by activists, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our corporate image and reputation and may cause our business to suffer. We have made a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights, through our policies. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our overall reputation and brand image.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. [In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns, and may be subject to regulatory inquiry or legal action]. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2020 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

AB InBev may be subject to adverse changes in taxation (including potential changes in the U.S. Brazil, Argentina and Colombia), which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organisation for Economic Co-operation and Development is working on proposals for international tax reform as an extension of its Base Erosion and Profit Shifting project. The proposals are comprised in a two-pillar approach: Pillar One, which is focused on the re-allocation of some taxable profits from the home countries of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two pillar approach. Subsequently in July 2021 the OECD/G20 Inclusive Framework announced a broad agreement – supported by over 100 countries and jurisdictions – on the two pillars, with an October 2021 deadline for finalizing the remaining technical work on the two-pillar approach, as well as a plan for effective implementation in 2023. In addition, in May 2021 the European Commission published proposals to provide (among other things) a common European business tax system and support the EU’s COVID-19 recovery, which remain subject to discussion by the member states of the European Union. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brought major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes. While a number of regulations have been issued by U.S. tax authorities, there are still uncertainties, and future guidance may be issued. It is possible that such future guidance or changes in legislations considered by the current U.S. administration could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. In addition, in January 2021, the former Trump Administration designated Cuba as a state sponsor of terrorism. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government.

As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2020 consolidated financial statements and Note 20 of these 2021 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Changes in labels of alternative performance

measurements (“APMs”)

Following a report on European Union (EU) issuers’ use of Alternative Performance Measures (i.e. non-IFRS measures, or “APMs”), issued by the European Securities and Markets Authority (ESMA) in December 2019, the company has relabeled “non-recurring” items to “non-underlying” items.

Events after the balance sheet date

Please refer to Note 24 Events after the balance sheet date of the consolidated financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, ( a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS

OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/JSA and its subsidiaries as of June 30, 2021 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income/(loss), the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements”). The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Sint-Stevens-Woluwe, July 28, 2021

The Statutory Auditor

PwC Bedrijfsrevisoren BV

Represented by

Koen Hens

Partner

PwC Bedrijfsrevisoren bv - PwC Reviseurs d’Entreprises srl - Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

BELFIUS BE92 0689 0408 8123 - BIC GKCCBEBB

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June
Million US dollar, except earnings per shares in US dollar	Notes	2021	2020

Revenue		25 832	21 298
Cost of sales		(10 963)	(9 097)
Gross profit		14 869	12 201

Distribution expenses		(2 791)	(2 401)
Sales and marketing expenses		(3 532)	(3 278)
Administrative expenses		(2 247)	(1 578)
Other operating income/(expenses)		470	158
Profit from operations before non-underlying items		6 768	5 102

COVID-19 costs	7	(54)	(78)
Restructuring	7	(97)	(60)
Business and asset disposal (including impairment losses)	7	14	(154)
Acquisition costs business combinations	7	(6)	(4)
Zenzele Kabili costs	7	(73)	-
Impairment of goodwill	7	-	(2 500)
Profit from operations		6 551	2 306

Finance cost	8	(2 609)	(4 397)
Finance income	8	562	193
Non-underlying net finance income/(cost)	8	(299)	(1 388)
Net finance income/(cost)		(2 346)	(5 592)

Share of result of associates and joint ventures	13	100	33
Profit/(loss) before tax		4 305	(3 253)

Income tax expense	9	(1 231)	(492)
Profit/(loss) from continuing operations		3 074	(3 744)

Profit from discontinued operations (non-underlying)	16	-	1 919
Profit from discontinued operations (underlying)	16	-	136

Profit/(loss) of the period		3 074	(1 688)

Profit/(loss) from continuing operations attributable to:
Equity holders of AB InBev		2 458	(3 955)
Non-controlling interest		616	211

Profit/(loss) of the period attributable to:
Equity holders of AB InBev		2 458	(1 900)
Non-controlling interest		616	211

Basic earnings per share	17	1.23	(0.95)
Diluted earnings per share	17	1.20	(0.95)

Basic earnings per share from continuing operations	17	1.23	(1.98)
Diluted earnings per share from continuing operations	17	1.20	(1.98)

Basic earnings per share before non-underlying items and discontinued operations¹	17	1.46	0.04
Diluted earnings per share before non-underlying items and discontinued operations¹	17	1.43	0.04

Underlying earnings per share¹	17	1.30	0.90

The accompanying notes are an integral part of these consolidated financial statements.

1 Basic earnings per share and diluted earnings per share before non-underlying items and discontinued operations and Underlying earnings per share are not defined metrics in IFRS. Refer to Note 17 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of

comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2021	2020

Profit/(loss) of the period		3 074	(1 688)

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	17	(9)	(1)
		(9)	(1)
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	17	(1 164)	(15 002)
Effective portion of changes in fair value of net investment hedges		(91)	687
Cash flow hedges recognized in equity		463	508
Cash flow hedges recognized in equity in relation to Australia divestiture	17	-	426
Cash flow hedges reclassified from equity to profit or loss		(285)	(169)
		(1 078)	(13 550)

Other comprehensive income/(loss), net of tax		(1 087)	(13 551)

Total comprehensive income/(loss)		1 987	(15 239)

Attributable to:
Equity holders of AB InBev		1 289	(14 758)
Non-controlling interest		697	(481)

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

As at
Million US dollar	Notes	30 June 2021	31 December 2020

ASSETS
Non-current assets
Property, plant and equipment	10	26 618	26 419
Goodwill	11	119 166	120 971
Intangible assets	12	41 072	41 527
Investments in associates and joint ventures	13	6 007	6 143
Investment securities	15	146	137
Deferred tax assets		2 100	2 019
Employee benefits		7	6
Income tax receivables		818	869
Derivatives	20	43	138
Trade and other receivables	14	1 996	1 661
Total non-current assets		197 973	199 891

Current assets
Investment securities	15	286	396
Inventories		5 355	4 482
Income tax receivables		531	655
Derivatives	20	1 000	827
Trade and other receivables	14	5 489	4 833
Cash and cash equivalents	15	6 790	15 252
Assets classified as held for sale		50	74
Total current assets		19 502	26 519

Total assets		217 475	226 410

EQUITY AND LIABILITIES
Equity
Issued capital	17	1 736	1 736
Share premium		17 620	17 620
Reserves		17 649	17 798
Retained earnings		31 591	30 870
Equity attributable to equity holders of AB InBev		68 596	68 024

Non-controlling interests		10 965	10 327
Total equity		79 561	78 351

Non-current liabilities
Interest-bearing loans and borrowings	18	89 344	95 478
Employee benefits		2 887	2 970
Deferred tax liabilities		12 530	12 627
Income tax payables		796	808
Derivatives	20	639	1 759
Trade and other payables		1 207	1 522
Provisions		438	544
Total non-current liabilities		107 841	115 707

Current liabilities
Bank overdrafts	15	46	5
Interest-bearing loans and borrowings	18	1 248	3 081
Income tax payables		982	1 036
Derivatives	20	4 872	5 046
Trade and other payables		22 731	22 965
Provisions		193	219
Total current liabilities		30 072	32 352

Total equity and liabilities		217 475	226 410

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Share-based payments	Other comprehensive income	Retained		Non-controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2020		1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553
Profit/(loss) of the period		-	-	-	-	-	-	(1 900)	(1 900)	211	(1 688)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	17	-	-	-	-	-	(13 583)	-	(13 583)	(732)	(14 315)
Cash flow hedges	17	-	-	-	-	-	300	-	300	39	339
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	17	-	-	-	-	-	426	-	426	-	426
Re-measurements of post-employment benefits	17	-	-	-	-	-	(1)	-	(1)	-	(1)
Total comprehensive income/(loss)		-	-	-	-	-	(12 858)	(1 900)	(14 758)	(481)	(15 239)
Dividends		-	-	-	-	-	-	(1 118)	(1 118)	(144)	(1 262)
Treasury shares		-	-	1 236	-	-	-	(897)	340	-	340
Share-based payments	19	-	-	-	-	(156)	-	-	(156)	8	(148)
Hyperinflation monetary adjustments		-	-	-	-	-	-	68	68	42	110
Scope and other changes		-	-	-	-	-	-	(32)	(32)	30	(2)
As per 30 June 2020		1 736	17 620	(5 034)	50 104	2 171	(34 137)	27 605	60 065	8 282	68 347

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Share-based payments	Other comprehensive income	Retained		Non-controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2021		1 736	17 620	(4 911)	51 220	2 330	(30 841)	30 870	68 024	10 327	78 351
Profit/(loss) of the period		-	-	-	-	-	-	2 458	2 458	616	3 074
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	17	-	-	-	-	-	(1 347)	-	(1 347)	92	(1 255)
Cash flow hedges	17	-	-	-	-	-	184	-	184	(7)	177
Re-measurements of post-employment benefits	17	-	-	-	-	-	(5)	-	(5)	(4)	(9)
Total comprehensive income/(loss)		-	-	-	-	-	(1 168)	2 458	1 289	697	1 987
Dividends		-	-	-	-	-	-	(1 139)	(1 139)	(186)	(1 325)
Treasury shares		-	-	710	-	-	-	(690)	20	-	20
Share-based payments	19	-	-	-	-	309	-	-	309	12	321
Hyperinflation monetary adjustments		-	-	-	-	-	-	131	131	81	212
Scope and other changes		-	-	-	-	-	-	(38)	(38)	34	(5)
As per 30 June 2021		1 736	17 620	(4 201)	51 220	2 639	(32 009)	31 591	68 596	10 965	79 561

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June
Million US dollar	Notes	2021	2020
OPERATING ACTIVITIES
Profit/(loss) from continuing operations		3 074	(3 744)
Depreciation, amortization and impairment		2 367	2 402
Impairment losses on goodwill	11	-	2 500
Impairment losses on receivables, inventories and other assets		61	237
Additions/(reversals) in provisions and employee benefits		114	186
Net finance cost/(income)	8	2 346	5 592
Loss/(gain) on sale of property, plant and equipment and intangible assets		(49)	(4)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(3)	4
Equity-settled share-based payment expense	19	345	(18)
Income tax expense	9	1 231	492
Other non-cash items included in profit		(250)	(194)
Share of result of associates and joint ventures	13	(100)	(33)
Cash flow from operating activities before changes in working capital and use of provisions		9 134	7 420
Decrease/(increase) in trade and other receivables		(755)	15
Decrease/(increase) in inventories		(894)	(487)
Increase/(decrease) in trade and other payables		322	(2 228)
Pension contributions and use of provisions		(258)	(327)
Cash generated from operations		7 549	4 393
Interest paid		(2 238)	(2 203)
Interest received		72	172
Dividends received		86	30
Income tax paid		(1 530)	(1 357)
Cash flow from operating activities on Australia discontinued operations	16	-	84
Cash flow from operating activities		3 939	1 119

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 174)	(1 580)
Proceeds from sale of property, plant and equipment and of intangible assets		70	56
Acquisition of subsidiaries, net of cash acquired	6	(210)	(204)
Sale of other subsidiaries, net of cash disposed of	6	7	-
Net proceeds from sale/(acquisition) of other assets		98	(30)
Proceeds from Australia divestiture	16	-	10 838
Cash flow from investing activities on Australia discontinued operations	16	-	(13)
Cash flow from investing activities		(2 209)	9 067

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	17	(8)	-
Proceeds from borrowings	18	370	14 522
Payments on borrowings	18	(8 369)	(4 328)
Cash net finance (cost)/income other than interests		(462)	(457)
Payment of lease liabilities		(256)	(280)
Dividends paid		(1 382)	(1 219)
Cash flow from financing activities on Australia discontinued operations	16	-	(6)
Cash flow from financing activities		(10 107)	8 231

Net increase/(decrease) in cash and cash equivalents		(8 377)	18 416
Cash and cash equivalents less bank overdrafts at beginning of year		15 247	7 169
Effect of exchange rate fluctuations		(126)	(720)
Cash and cash equivalents less bank overdrafts at end of period	15	6 744	24 865

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Non-underlying items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents	15
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	16
Changes in equity and earnings per share	17
Interest-bearing loans and borrowings	18
Share-based payments	19
Risks arising from financial instruments	20
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	21
Contingencies	22
Related parties	23
Events after the balance sheet date	24

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2021 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2021 and 2020 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on 28 July 2021.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2020. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2021 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2020.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2021 and have not been listed in these unaudited condensed consolidated interim financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

Foreign	currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the balance sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 8 Finance cost and income)

•

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non- hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The 2021 results, restated for purchasing power, were translated at the June 2021 closing rate of 95.730147 Argentinean pesos per US dollar (2020 results - at 70.454990 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2021	31 December 2020	30 June 2021	30 June 2020

Argentinean peso	95.730147	84.143520	-	-
Brazilian real	5.002217	5.196694	5.404575	4.683731
Canadian dollar	1.238808	1.273981	1.245300	1.362592
Colombian peso	3 756.55	3 438.52	3 630.50	3 581.62
Chinese yuan	6.457580	6.537798	6.471074	7.052919
Euro	0.841468	0.814930	0.827754	0.906152
Mexican peso	19.802508	19.948838	20.275664	20.397344
Pound sterling	0.722021	0.732646	0.719643	0.791317
Peruvian nuevo sol	3.928495	3.621009	3.708425	3.377006
South Korean won	1 129.49	1 088.02	1 114.07	1 204.98
South African rand	14.314575	14.686598	14.650513	16.230856

(C)	RECENTLY ISSUED IFRS

There are no new IFRS requirements that are not yet effective which have been early applied in preparing these unaudited condensed consolidated interim financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to accounting for the COVID-19 pandemic impact on the company’s results as discussed below.

(A)	COVID-19 PANDEMIC IMPACT

Management considered the impact of COVID-19 and the current economic environment on the basis of preparation of these interim condensed consolidated financial statements. The company continues to adequately manage its liquidity and capital resources (refer to Note 15 Cash and cash equivalents, Note 18 Interest-bearing loans and borrowings and Note 20 Risks arising from financial instruments). As such, management concluded the company is able to continue as a going concern.

COVID-19 costs

As required by IAS 1 Presentation of financial statements, the company has assessed the impact of the COVID-19 outbreak on its performance for the six-month period ended 30 June 2021 and reported (54)m US dollar of costs in non-underlying items as a result of the pandemic. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic. Refer to Note 7 Non-underlying items.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

On 1 June 2020, AB InBev divested CUB, its Australian subsidiary, to Asahi (refer to Note 16 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations). Since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Volume	53	52	68	52	72	63	41	34	46	39	-	-	280	240
Revenue	8 040	7 536	5 893	4 246	4 146	3 613	3 763	3 007	3 500	2 609	491	287	25 832	21 298
Normalized EBITDA	3 014	2 986	2 824	2 021	1 447	1 146	1 060	713	1 242	783	(473)	(287)	9 114	7 363
Normalized EBITDA margin %	37.5%	39.6%	47.9%	47.6%	34.9%	31.7%	28.2%	23.7%	35.5%	30.0%	-	-	35.3%	34.6%
Depreciation, amortization and impairment	(389)	(407)	(558)	(486)	(359)	(410)	(497)	(470)	(360)	(311)	(183)	(175)	(2 346)	(2 261)
Normalized profit from operations (EBIT)	2 625	2 579	2 266	1 535	1 088	736	563	243	882	472	(656)	(462)	6 768	5 102
Non-underlying items	(13)	(83)	(59)	(51)	(23)	(17)	(102)	(2 587)	(22)	(10)	2	(47)	(217)	(2 796)
Profit from operations (EBIT)	2 612	2 496	2 207	1 484	1 065	719	461	(2 344)	860	462	(654)	(509)	6 551	2 306
Net finance income/(cost)													(2 346)	(5 592)
Share of results of associates and joint ventures													100	33
Income tax expense													(1 231)	(492)
Profit from continuing operations													3 074	(3 744)
Discontinued operations results													-	2 055
Profit/(loss)													3 074	(1 688)

Segment assets (non-current)	63 736	63 322	69 312	67 989	13 318	10 807	36 025	32 477	13 634	12 751	1 948	1 886	197 973	189 233
Gross capex	(357)	(225)	(456)	(350)	(460)	(387)	(402)	(301)	(265)	(191)	(235)	(126)	(2 174)	(1 580)

For the six-month period ended 30 June 2021, net revenue from the beer business amounted to 23 669m US dollar (30 June 2020: 19 510m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 163m US dollar (30 June 2020: 1 788m US dollar). Additionally, for the six-month period ended 30 June 2021, net revenue from the company’s business in the United States amounted to 7 071m US dollar (30 June 2020: 6 675m US dollar) and net revenue from the company’s business in Brazil amounted to 2 858 m US dollar (30 June 2020: 2 641m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for the six-month period ended 30 June 2021 and 30 June 2020:

	2021	2020	2021	2020
Million US dollar	Acquisitions	Acquisitions	Disposals	Disposals

Non-current assets
Property, plant and equipment	-	3	(5)	-
Intangible assets	-	14	-	-

Current assets
Inventories	-	5	(7)	-
Trade and other receivables	-	3	(6)	-
Cash and cash equivalents	-	-	(5)	-

Non-current liabilities
Interest-bearing loans and borrowings	-	(1)	-	-
Trade and other payables	-	(24)	-	-

Current liabilities
Interest-bearing loans and borrowings		(1)		-
Trade and other payables	-	(5)	10	-

Net identifiable assets and liabilities	-	(6)	(13)	-

Non-controlling interest	-	-	-	-

Goodwill on acquisitions and goodwill disposed of	-	73	-	-
Loss/(gain) on disposal	-	-	1	-
Consideration to be (paid)/received	-	(8)	-	-
Net cash paid/(received) on prior years acquisitions/(disposals)	210	145	-	-
Consideration paid/(received)	210	204	(12)	-

Cash (acquired)/disposed of	-	-	5	-

Net cash outflow / (inflow)	210	204	(7)	-

On 1 June 2020, AB InBev completed the divestiture of CUB to Asahi – see Note 16 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company undertook a series of acquisitions and disposals during 2021 and 2020, with no significant impact in the company’s consolidated financial statements.

7.	Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non- underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-underlying items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

COVID-19 costs	(54)	(78)
Restructuring	(97)	(60)
Business and asset disposal (including impairment losses)	14	(154)
Acquisition costs business combinations	(6)	(4)
Zenzele Kabili costs	(73)	-
Impairment of goodwill	-	(2 500)
Impact on profit from operations	(217)	(2 796)

Gain on divestiture of Australia (discontinued operations)	-	1 919
Non-underlying net finance income/(cost)	(299)	(1 388)
Non-underlying taxes	42	107
Non-underlying non-controlling interest	7	46
Net impact on profit	(466)	(2 112)

COVID-19 costs amount to (54)m US dollar for the six-month period ended 30 June 2021 (30 June 2020: (78)m US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

The non-underlying restructuring charges for the six-month period ended 30 June 2021 total (97)m US dollar (30 June 2020: (60)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev´s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals amount to 14m US dollar for the six-month period ended 30 June 2021, mainly comprising net gains incurred in relation to disposals completed in the first half of 2021. Business and asset disposals amounted to (154)m US dollar for the six-month period ended 30 June 2020, mainly comprising impairment of intangible assets classified as assets held for sale as of 30 June 2020 and other intangibles.

In May 2021, the company set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported (73)m US dollar in non-underlying items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 17 Changes in equity and earnings per share.

In the second quarter of 2020, the company recognized (2 500)m US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units – see Note 11 Goodwill for further details.

On 1 June 2020, the company completed the previously announced sale of CUB to Asahi resulting in a net non-underlying gain of 1 919m US dollar reported in discontinued operations. For more details, refer to Note 16 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company incurred a non-underlying net finance cost of (299)m US dollar for the six-month period ended 30 June 2021 (30 June 2020: net finance cost of (1 388)m US dollar) – see Note 8 Finance cost and income.

All the amounts referenced above are before income taxes. The non-underlying items for the six-month period ended 30 June 2021 decreased income taxes by 42m US dollar (30 June 2020: decrease of income taxes by 107m US dollar).

Non-controlling interest on the non-underlying items amounts to 7m US dollar for the six-month period ended 30 June 2021 (30 June 2020: 46m US dollar).

8.	Finance cost and income

The finance cost and income included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

Interest expense	(1 878)	(2 002)
Capitalization of borrowing costs	3	5
Net interest on net defined benefit liabilities	(37)	(41)
Accretion expense	(265)	(291)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(297)	(219)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	(38)	-
Tax on financial transactions	(31)	(48)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	-	(1 724)
Other financial costs, including bank fees	(66)	(77)
Finance cost excluding non-underlying items	(2 609)	(4 397)

Non-underlying finance cost	(582)	(1 438)
Finance cost	(3 191)	(5 835)

Interest income	58	85
Interest income on Brazilian tax credits	76	13
Hyperinflation monetary adjustments	75	30
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	-	61
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	348	-
Other financial income	5	4
Finance income excluding non-underlying items	562	193

Non-underlying finance income	283	50
Finance income	845	243

Net finance income/(cost) excluding non-underlying items	(2 047)	(4 204)
Net finance income/(cost)	(2 346)	(5 592)

Net finance costs, excluding non-underlying items, were 2 047m US dollar in the six-month period ended 30 June 2021 compared to 4 204m US dollar in six-month period ended 30 June 2020. The decrease was predominantly due to a mark-to-market gain of 348m US dollar in 2021, compared to a loss of 1 724m US dollar in 2020, resulting in a swing of 2 072m US dollar.

In the six-month period ended 30 June 2021, accretion expense mainly includes interest on lease liabilities of 60m US dollar (30 June 2020: 54m US dollar), unwind of discounts of 154m US dollar (30 June 2020: 171m US dollar) and bond fees of 33m US dollar (30 June 2020: 52m US dollar).

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk.

Non-underlying finance income/(cost) for the six-month period ended 30 June 2021 includes:

●

283m US dollar gain resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (30 June 2020: 1 438m US dollar loss);

●	582m US dollar loss resulting from the early termination of certain bonds (30 June 2020: nil).

Non-underlying finance income/(cost) for the six-month period ended 30 June 2020 includes 50m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions.

No interest income was recognized on impaired financial assets.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

Current tax expense
Current year	(1 388)	(807)
Deferred tax (expense)/income	157	315
Total income tax expense in the income statement	(1 231)	(492)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

Profit/(loss) before tax	4 305	(3 253)
Deduct share of results of associates and joint ventures	100	33
Profit/(loss) before tax and before share of results of associates and joint ventures	4 205	(3 286)

Adjustments to the tax basis
Government incentives	(216)	(194)
Non-deductible/(non-taxable) marked to market on derivatives	(631)	3 162
Non-deductible impairment of goodwill	-	2 500
Other expenses not deductible for tax purposes	1 187	1 208
Other non-taxable income	(272)	(607)
	4 273	2 783

Aggregate weighted nominal tax rate	27.2%	27.0%

Tax at aggregated nominal tax rate	(1 163)	(751)

Adjustments on tax expense
Utilization of tax losses not previously recognized	-	117
Recognition of deferred taxes on previous years’ tax losses	-	6
Write-down of deferred tax assets on losses and current year losses for which no deferred tax asset is recognized	(128)	(61)
(Underprovided)/overprovided in prior years	14	34
Deductions from interest on equity	191	144
Deductions from goodwill	7	8
Other tax deductions	113	125
Change in tax rate	(44)	71
Withholding taxes	(192)	(195)
Other tax adjustments	(29)	10
	(1 231)	(492)

Effective tax rate	29.3%	(15.0)%

The total income tax expense for the six-month period ended 30 June 2021 amounts to 1 231m US dollar compared to 492m US dollar for the six-month period ended 30 June 2020. The effective tax rate increased from (15.0)% for the six-month period ended 30 June 2020 to 29.3% for the six-month period ended 30 June 2021. The 2021 effective tax rate was positively impacted by the non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2020 effective tax rate was negatively impacted by non-deductible losses from these derivatives and the non-deductible, non-cash goodwill impairment loss.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2021 is 27.3% (30 June 2020: 66.6%). The normalized effective tax rate excluding mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs for the six-month period ended 30 June 2021 is 29.5% (30 June 2020: 22.8%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2021	31 December 2020

Property, plant and equipment owned	24 248	24 191
Property, plant and equipment leased (right-of-use assets)	2 370	2 228
Total property, plant and equipment	26 618	26 419

					31 December
	30 June 2021				2020
		Plant and
		equipment,
	Land and	fixtures and	Under
Million US dollar	buildings	fittings	construction	Total	Total

Acquisition cost
Balance at end of previous year	12 237	34 976	1 780	48 993	48 757
Effect of movements in foreign exchange	4	4	35	43	(1 644)
Acquisitions	5	594	1 274	1 873	3 188
Acquisitions through business combinations	-	-	-	-	111
Disposals	(19)	(344)	-	(363)	(1 274)
Disposals through the sale of subsidiaries	(2)	(8)	-	(10)	-
Transfer (to)/from other asset categories and other movements¹	200	699	(1 031)	(133)	(145)
Balance at end of the period	12 425	35 921	2 058	50 403	48 993

Depreciation and impairment losses
Balance at end of previous year	(3 950)	(20 852)	-	(24 802)	(23 242)
Effect of movements in foreign exchange	(2)	(21)	-	(23)	625
Depreciation	(192)	(1 488)	-	(1 680)	(3 250)
Disposals	9	307	-	316	1 130
Disposals through the sale of subsidiaries	-	5	-	5	-
Impairment losses	(4)	(61)	-	(66)	(145)
Transfer to/(from) other asset categories and other movements¹	11	85	-	95	80
Balance at end of the period	(4 128)	(22 027)	-	(26 155)	(24 802)

Carrying amount
at 31 December 2020	8 287	14 124	1 780	24 191	24 191
at 30 June 2021	8 297	13 894	2 057	24 248	-

As at 30 June 2021, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 2m US dollar (31 December 2020: 2m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 928m US dollar as at 30 June 2021 compared to 528m US dollar as at 31 December 2020.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 2 104m US dollar in 2021 compared to 1 524m US dollar for the same period last year. Out of the total 2021 capital expenditures approximately 42% was used to improve the company’s production facilities while 46% was used for logistics and commercial investments and 12% for improving administrative capabilities and for the purchase of hardware and software.

1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS

5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2021
		Machinery,
	Land and	equipment and
Million US dollar	buildings	other	Total

Net carrying amount at 30 June	1 784	586	2 370
Depreciation for the six-month period ended 30 June	(184)	(98)	(282)

	2020
		Machinery,
	Land and	equipment and
Million US dollar	buildings	other	Total

Net carrying amount at 31 December	1 726	502	2 228
Depreciation for the six-month period ended 30 June	(169)	(75)	(244)

Additions to right-of-use assets for the six-month period ended 30 June 2021 were 347m US dollar (30 June 2020: 393m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2021	31 December 2020

Acquisition cost
Balance at end of previous year	123 702	128 119
Effect of movements in foreign exchange	(1 876)	(4 723)
Acquisitions through business combinations	-	185
Transfers (to)/from intangible assets	58	-
Hyperinflation monetary adjustments	111	120
Balance at end of the period	121 995	123 702

Impairment losses
Balance at end of previous year	(2 731)	(5)
Effect of movements in foreign exchange	(98)	(226)
Impairment losses	-	(2 500)
Balance at end of the period	(2 829)	(2 731)

Carrying amount
at 31 December 2020	120 971	120 971
at 30 June 2021	119 166

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

In the second quarter of 2020, the company recognized a 2.5 billion US dollar non-cash goodwill impairment charge. The COVID- 19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. The 2020 interim impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case (which the company deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case. Based on the results of the interim impairment test, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, the company concluded that the estimated recoverable amounts were below their carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management determined that it was prudent, in view of the uncertainties, to record an impairment charge of 2.5 billion US dollar applying a 30% probability of occurrence of the worst-case scenario.

The company did not recognize any additional impairment of goodwill based on the results of its annual impairment testing conducted in the fourth quarter of 2020.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2021	31 December 2020

United States	33 610	33 552
Rest of North America	2 165	2 105
Mexico	12 538	12 446
Colombia	16 245	17 748
Rest of Middle Americas	23 035	24 036
Brazil	3 658	3 521
Rest of South America	1 124	1 061
Europe	2 402	2 444
South Africa	11 399	11 110
Rest of Africa	5 160	4 990
China	3 332	3 291
Rest of Asia Pacific	3 910	4 059
Global Export and Holding Companies	589	608
Total carrying amount of goodwill	119 166	120 971

12.	Intangible assets

			30 June 2021			31 December 2020
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	39 427	3 031	2 972	455	45 885	46 108
Effect of movements in foreign exchange	(406)	(7)	(37)	2	(448)	(789)
Acquisitions through business combinations	-	-	-	-	-	162
Acquisitions and expenditures	-	-	28	184	212	557
Disposals	-	(5)	(3)	(9)	(17)	(142)
Disposals through the sale of subsidiaries	-	-	-	-	-	-
Transfer (to)/from other asset categories and other movements[1]	-	(71)	71	(32)	(32)	(11)
Balance at end of period	39 021	2 948	3 031	600	45 600	45 885

Amortization and impairment losses
Balance at end of previous year	(41)	(2 072)	(2 181)	(64)	(4 358)	(3 656)
Effect of movements in foreign exchange	-	5	30	(1)	34	(16)
Amortization	-	(114)	(187)	(21)	(322)	(715)
Impairment	-	-	-	-	-	(165)
Disposals	-	4	2	2	9	62
Transfer to/(from) other asset categories and other movements[1]	-	80	30	-	110	132
Balance at end of period	(41)	(2 097)	(2 306)	(84)	(4 528)	(4 358)

Carrying value
at 31 December 2020	39 386	959	791	391	41 527	41 527
at 30 June 2021	38 980	851	725	516	41 072

In 2020, the company recognized (165)m US dollar impairment on intangible sold during 2020 and other intangibles – see Note 7 Non-underlying items.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

		2021			2020
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes

Balance at 1 January	1 135	3 566	391	1 132	3 239	451
Effect of movements in foreign exchange	-	(101)	(52)	-	(10)	(60)
Dividends received	-	-	(67)	-	(19)	-
Share of results of associates	(11)	59	12	(19)	38	4
Balance at 30 June	1 124	3 524	284	1 113	3 248	395

In the six-month period ended 30 June 2021, associates that are not individually material contributed 40m US dollar to the results of investment in associates (30 June 2020: 10m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

14.	Trade and other receivables

Million US dollar	30 June 2021	31 December 2020

Cash deposits for guarantees	182	184
Loans to customers	20	25
Tax receivable, other than income tax	219	99
Brazilian tax credits and interest receivables	1 257	997
Trade and other receivables	318	357
Non-current trade and other receivables	1 996	1 661

Trade receivables and accrued income	3 908	3 284
Interest receivables	10	4
Tax receivable, other than income tax	518	552
Loans to customers	94	117
Prepaid expenses	449	354
Other receivables	511	522
Current trade and other receivables	5 489	4 833

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 30 June 2021, the total amount of such credits and interest receivables represented 1 257m US dollar (31 December 2020: 997m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2021 and 2020 respectively:

	Net carrying amount as of 30 June 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 908	3 675	155	50	15	14
Loans to customers	114	79	7	2	6	20
Interest receivable	11	10	-	-	1	-
Other receivables	510	452	10	9	3	36
	4 543	4 216	171	61	25	70

	Net carrying amount as of 31 December 2020	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 285	3 074	155	37	10	8
Loans to customers	142	86	3	2	50	-
Interest receivable	4	4	-	-	-	-
Other receivables	522	416	2	16	5	83
	3 953	3 580	161	55	66	91

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non- current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2021 amount to 25m US dollar (30 June 2020: 122m US dollar). The impairment loss recognized in 2020 included AB InBev’s estimate of overdue receivables the company would not be able to collect from defaulting customers as a result of the COVID-19 pandemic.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 20 Risks arising from financial instruments.

15.	Cash and cash equivalents and investment securities

Million US dollar	30 June 2021	31 December 2020

Short-term bank deposits	2 502	3 319
Treasury Bills	-	6 800
Cash and bank accounts	4 287	5 132
Cash and cash equivalents	6 790	15 252

Bank overdrafts	(46)	(5)
	6 744	15 247

The company’s investment in Treasury Bills as at 31 December 2020 was to facilitate liquidity and for capital preservation.

The cash outstanding as at 30 June 2021 includes restricted cash for an amount of 81m US dollar (31 December 2020: 84m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (80m US dollar).

Million US dollar	30 June 2021	31 December 2020

Investment in unquoted companies	120	115
Investment on debt securities	25	22
Non-current investments	146	137

Investment on debt securities	286	396
Current investments	286	396

As at 30 June 2021, current debt securities of 286m US dollar mainly represented investments in government bonds (31 December 2020: 396m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

On 1 June 2020, AB InBev divested CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD on a cash free, debt free basis. Upon the closing of the transaction, the company received 10.8 billion US dollar proceeds net of disposal costs, derecognized (8.5) billion US dollar of net assets in relation to its former Australian operations, recycled (0.4) billion US dollar of the cumulative foreign exchange differences on its former Australian operations and cashflow hedges from equity to profit or loss, resulting in a net gain on disposal of 1.9 billion US dollar recognized in discontinued operations. The results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the condensed consolidated interim income statement (“profit from discontinued operations”) up to 31 May 2020.

Assets and liabilities relating to the Australian operations disposed of on 1 June 2020 are detailed in the table below:

Million US dollar	1 June 2020

Assets
Property, plant and equipment	581
Goodwill and intangible assets	8 584
Other assets	371
Assets classified as held for sale	9 537

Liabilities
Trade and other payables	(581)
Deferred tax liabilities	(363)
Other liabilities	(101)
Liabilities associated with assets held for sale	(1 044)

Net assets disposed of	8 493
Gain on divestiture of Australia (non-underlying discontinued operations)	1 919
Recycling of cash flow hedges and cumulative translation adjustments	426
Consideration received	10 838

The following table summarizes the results of the Australian operations included in the condensed consolidated interim income statement and presented as discontinued operations:

For the period ended Million US dollar	31 May 2020

Revenue	477
Profit from operations	178
Profit from discontinued operations	136

Profit from discontinued operations	2 055
Weighted average number of ordinary and restricted shares	1 995
Basic EPS from discontinued operations	1.03

Weighted average number of ordinary and restricted shares (diluted)	2 034
Diluted EPS from discontinued operations	1.01

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the period ended Million US dollar	31 May 2020

Cash flow from operating activities	84
Cash flow from investing activities (proceeds from Australia divestiture)	10 838
Cash flow from investing activities (other)	(13)
Cash flow from financing activities	(6)
Net increase in cash and cash equivalents	10 903

17.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2021:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	47.0	(4 911)	(3 530)
Changes during the period	(7.5)	710	(690)
	39.5	(4 201)	(4 220)

As at 30 June 2021, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 39 513 430 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 30 June 2021, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares. During the six-month period ended 30 June 2021, 5.1 million AB InBev Treasury shares were used for the settlement of the prior and the entire new Zenzele B-BBEE schemes in South Africa in May 2021 (see below).

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination (i.e. as from 11 October 2021). From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

ZENZELE SCHEMES IN SOUTH AFRICA

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme, which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when AB InBev and SAB implemented the new scheme as described below. Some SAB retailers received the balance of their entitlement and others reinvested a portion of their Zenzele payout into the new scheme.

In total, 10.8 million AB InBev Treasury shares with a total value of 491m US dollar were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to 8.6 billion ZAR.

As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme. In order to create the new B-BBEE scheme, the following steps were undertaken:

•

The new scheme was implemented through the listing of a special purpose company, which is called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

•	Zenzele Kabili holds AB InBev shares;

•	Existing Zenzele participants (SAB retailers) reinvested a portion of their Zenzele payout into Zenzele Kabili and the SAB Foundation invested AB InBev shares into Zenzele Kabili;

•	A new Employee Share Plan, funded by AB InBev, subscribed for shares in Zenzele Kabili.

The settlement of the balance of the SAB retailers entitlement required 1.1 billion ZAR (0.1 billion US dollar1), out of which 0.7 billion ZAR (0.1 billion US dollar) were re-invested in the new B-BBEE scheme by the SAB retailers. The set-up of the new B-BBEE scheme required 4.7 billion ZAR (0.3 billion US dollar), out of which 4.4 billion ZAR in AB InBev Treasury shares and 0.3 billion ZAR in AB InBev shares that were bought from the SAB retailers by the SAB Foundation.

5.1 million AB InBev Treasury shares were used for the settlement of part of the prior and the entire new B-BBEE schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 20212). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period is reported in non-underlying items (Refer to Note 7 Non-underlying items).

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

In the six-month period ended 30 June 2021, there were no significant sales and purchases of non-controlling interests in subsidiaries.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2021, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill stock option plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 28 April 2021, a dividend of 0.50 euro per share or 1 003m euro was approved at the shareholders’ meeting. The dividend was paid out as of 6 May 2021.

On 3 June 2020, a dividend of 0.50 euro per share or 1 002m euro was approved at the shareholders’ meeting. The dividend was paid out as of 11 June 2020.

1 Converted at the closing rate as at 24 May 2021.

2 Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. On 1 June 2020, upon the Australia divestiture, the company recycled 370m US dollar of cash flow hedges in relation to its former Australia operations from equity to profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2021, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2021	(29 234)	376	(1 983)	(30 841)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 347)	-	-	(1 347)
Cash flow hedges	-	184	-	184
Re-measurements of post-employment benefits	-	-	(5)	(5)
Other comprehensive income/(loss)	(1 347)	184	(5)	(1 168)
As per 30 June 2021	(30 581)	560	(1 988)	(32 009)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Peruvian Sol, the Colombian pesos and the Euro, and the strengthening of the South African rand and the Brazilian real, which resulted in a foreign exchange translation adjustment of 1 347m US dollar as of 30 June 2021 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2020	(19 936)	397	(1 740)	(21 279)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(13 583)	-	-	(13 583)
Cash flow hedges	-	300	-	300
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	645	(219)	-	426
Re-measurements of post-employment benefits	-	-	(1)	(1)
Other comprehensive income/(loss)	(12 938)	81	(1)	(12 858)
As per 30 June 2020	(32 874)	478	(1 741)	(34 137)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2021 is based on the profit attributable to equity holders of AB InBev of 2 458m US dollar (30 June 2020: (1 900)m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2021	2020

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 972	1 959
Effect of stock lending	30	30
Effect of delivery of treasury shares	2	6
Weighted average number of ordinary and restricted shares at 30 June	2 004	1 995

The calculation of diluted earnings per share for the six-month period ended 30 June 2021 is based on the profit attributable to equity holders of AB InBev of 2 458m US dollar (30 June 2020: (1 900)m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2021	2020

Weighted average number of ordinary and restricted shares at 30 June	2 004	1 995
Effect of share options, warrants and restricted stock units	41	39
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 045	2 034

The calculation of earnings per share before non-underlying items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before non-underlying items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

Profit before non-underlying items and discontinued operations, attributable to equity holders of AB InBev	2 924	76
Non-underlying items, before taxes (refer to Note 7)	(217)	(2 796)
Non-underlying finance income/(cost), before taxes (refer to Note 8)	(299)	(1 388)
Non-underlying taxes (refer to Note 7)	42	107
Non-underlying non-controlling interest (refer to Note 7)	7	46
Profit from discontinued operations (refer to Note 16)	-	2 055
Profit/(loss) attributable to equity holders of AB InBev	2 458	(1 900)

The calculation of the Underlying EPS is based on the profit before non-underlying items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before non-underlying items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before non-underlying items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

For the six-month period ended 30 June Million US dollar	2021	2020

Profit before non-underlying items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	2 606	1 805
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 8)	348	(1 724)
Hyperinflation impacts	(30)	(5)
Profit before non-underlying items and discontinued operations, attributable to equity holders of AB InBev	2 924	76

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2021	2020

Profit/(loss) attributable to equity holders of AB InBev	2 458	(1 900)
Weighted average number of ordinary and restricted shares	2 004	1 995
Basic EPS from continuing and discontinued operations	1.23	(0.95)

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	2 458	(3 955)
Weighted average number of ordinary and restricted shares	2 004	1 995
Basic EPS from continuing operations	1.23	(1.98)

Profit from continuing operations before non-underlying items and discontinued operations, attributable to equity	2 924	76
holders of AB InBev
Weighted average number of ordinary and restricted shares	2 004	1 995
Basic EPS from continuing operations before non-underlying items	1.46	0.04

Profit before non-underlying items, discontinued operations, mark-to-market gains/losses and hyperinflation	2 606	1 805
impacts, attributable to equity holders of AB InBev
Weighted average number of ordinary and restricted shares	2 004	1 995
Underlying EPS	1.30	0.90

Profit/(loss) attributable to equity holders of AB InBev	2 458	(1 900)
Weighted average number of ordinary and restricted shares (diluted)	2 045	1 995
Diluted EPS from continuing and discontinued operations	1.20	(0.95)

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	2 458	(3 955)
Weighted average number of ordinary and restricted shares (diluted)	2 045	1 995
Diluted EPS from continuing operations	1.20	(1.98)

Profit from continuing operations before non-underlying items and discontinued operations, attributable to equity holders of AB InBev	2 924	76
Weighted average number of ordinary and restricted shares (diluted)	2 045	2 034
Diluted EPS from continuing operations before non-underlying items	1.43	0.04

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS from continuing operations before non-underlying items, 72m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2021 (30 June 2020: 72m share options). In accordance with the guidance provided by IAS 33 Earnings per Share, for the 2020 calculation of Diluted EPS, the potential dilutive effect of share options, warrants and restricted stock units was disregarded considering the negative results in the period.

18. Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 20 Risks arising from financial instruments.

Non-current liabilities Million US dollar	30 June 2021	31 December 2020

Secured bank loans	108	46
Unsecured bond issues	87 239	93 523
Unsecured other loans	64	73
Lease liabilities	1 933	1 837
Non-current interest-bearing loans and borrowings	89 344	95 478

Current liabilities Million US dollar	30 June 2021	31 December 2020

Secured bank loans	332	656
Commercial papers	-	1 522
Unsecured bank loans	434	294
Unsecured bond issues	24	202
Unsecured other loans	9	10
Lease liabilities	448	397
Current interest-bearing loans and borrowings	1 248	3 081

The current and non-current interest-bearing loans and borrowings amount to 90.6 billion US dollar as at 30 June 2021, compared to 98.6 billion US dollar as at 31 December 2020.

On 18 February 2021, the company entered into a new 10.1 billion US dollar Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) with an initial five-year term, replacing the previous 9.0 billion US dollar of committed long-term credit facilities. As at 30 June 2021, the company had no outstanding balance on commercial papers compared to 1.5 billion US dollar as at 31 December 2020. The commercial papers included programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

In 2021, Anheuser-Busch InBev NV/SA (“ABISA”) announced that it and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”, and together with ABISA, the “Issuers”) exercised their respective options to redeem the outstanding principal amounts for an aggregate principal amount of 5.6 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
27 January 2021	ABIWW	3.750% Notes due 2024	AUD	650	650
28 January 2021	ABISA	1.500% Notes due 2025	EUR	2 147	2 147
29 June 2021	ABIWW	4.150% Notes due 2025	USD	2 500	2 500

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt increased to 83.4 billion US dollar as at 30 June 2021, from 82.7 billion US dollar as at 31 December 2020. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar), settlement of derivatives (0.3 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.4 billion US dollar) and foreign exchange impact on net debt (0.6 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2021	31 December 2020

Non-current interest-bearing loans and borrowings	89 344	95 478
Current interest-bearing loans and borrowings	1 248	3 081
Interest-bearing loans and borrowings	90 592	98 559

Bank overdrafts	46	5
Cash and cash equivalents	(6 790)	(15 252)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(172)	(173)
Debt securities (included within Investment securities)	(312)	(418)
Net debt	83 364	82 722

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2021	95 478	3 081
Proceeds from borrowings	99	271
Payments on borrowings	(6 217)	(2 152)
Capitalization / (payment) of lease liabilities	423	(262)
Amortized cost	32	4
Unrealized foreign exchange effects	(734)	(7)
Current portion of long-term debt	(316)	316
Other movements	579	(3)
Balance at 30 June 2021	89 344	1 248

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2020	97 564	5 410
Proceeds from borrowings	10 915	3 607
Payments on borrowings	—	(4 328)
Capitalization / (payment) of lease liabilities	290	(129)
Amortized cost	36	4
Unrealized foreign exchange effects	(680)	(147)
Current portion of long-term debt	(2 076)	2 076
Other movements	(15)	(9)
Balance at 30 June 2020	106 034	6 484

19. Share-based payments

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors), and the long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2020.

Share-based payment transactions resulted in a total expense of 345m US dollar for the six-month period ended 30 June 2021, of which 73m US dollar were reported in non-underlying items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 17 Changes in equity and earnings per share.

Share-based payment transactions resulted in an income of 18m US dollar for the six-month period ended 30 June 2020. During the six-month period ended 30 June 2020, as a result of the COVID-19 pandemic, the company reversed accrued cost for performance-related LTIs for which the conditions would not be met.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

During the six-month period ended 30 June 2021, AB InBev issued 0.2m matching restricted stock units in relation to bonuses granted to company employees and management (30 June 2020: 0.1m matching restricted stock units). These matching restricted stock units represent a fair value of approximately 9m US dollar (30 June 2020: 2m US dollar).

Restricted Stock Units Plan for Directors

During the six-month period ended 30 June 2021, 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (30 June 2020: 0.1m with an estimated fair value of approximately 4m US dollar).

Annual and Exceptional LTI Plans for Executives

During the six-month period ended 30 June 2021, no LTI stock options were granted to Executives (30 June 2020: 34.3m LTI stock options were granted with an estimated fair value of 241m US dollar, out of which, 3.6m stock options were granted to members of the Executive Committee).

During the six-month period ended 30 June 2021, AB InBev issued 0.2m Restricted Stock Units with an estimated fair value of 9m US dollar under this plan (30 June 2020: nil). Out of these Restricted Stock Units, 0.1m Restricted Stock Units were granted to members of the Executive Committee (30 June 2020: nil).

Recurring LTI Restricted Stock Units Plans for Executives

During the six-month period ended 30 June 2021, approximately 4 thousand discretionary restricted stock units were granted to a selected number of employees with an estimated fair value of less than 1m US dollar (30 June 2020: 6.9m discretionary restricted stock units with an estimated fair value of 301m US dollar).

During the six-month period ended 30 June 2021, employees purchased approximately 1 thousand shares under the People bet share purchase program for the equivalent of less than 1m US dollar (30 June 2020: approximately 6 thousand shares for the equivalent of less than 1m US dollar).

Performance related incentive plan for ZX Ventures

During the six-month period ended 30 June 2021, 1.0m performance units were granted to senior management of ZX Ventures (30 June 2020: nil).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

In the six-month period ended 30 June 2021, 30 thousand deferred stock units were granted with estimated fair value of less than 1m US dollar (30 June 2020: nil) under the 2005 Share-based compensation plan.

Under the 2018 Share-based compensation plan, Ambev issued 2m restricted stock units in the six-month period ended 30 June 2021 with an estimated fair value of 5m US dollar (30 June 2020: 1.6m restricted stock units with an estimated fair value of 6m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Budweiser APAC has five Share Award Schemes:

LTI Stock Option Plans for Executives

In the six-month period ended 30 June 2021, no stock options were granted (30 June 2020: 69.7m LTI stock options with an estimated fair value of 52m US dollar).

Discretionary Restricted Stock Units Plan

In the six-month period ended 30 June 2021, no restricted stock units were granted under this program (30 June 2020: 29.7m restricted stock units with an estimated fair value of 84m US dollar).

Share-Based Compensation Plan

In the six-month period ended 30 June 2021, Budweiser APAC issued 0.1m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of less than 1m US dollar (30 June 2020: 0.2m matching restricted stock units with a fair value of approximately 1m US dollar).

New Restricted Stock Units Plan

During the six-month period ended 30 June 2021, 0.6m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees (30 June 2020: nil).

People Bet Plan

During the six-month period ended 30 June 2021, no restricted stock units were granted under this program (30 June 2020: 0.6m restricted stock units with an estimated fair value of 2m US dollar were granted to a selected number of employees).

20. Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 and liabilities held by the company as at the dates indicated:

	30 June 2021				31 December 2020
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Trade and other receivables	5 043	-	-	5 043	4 493	-	-	4 493
Unquoted debt (debt instruments)	25	-	-	25	22	-	-	22
Quoted debt (debt instruments)	-	286	-	286	-	396	-	396
Unquoted companies (equity instruments)	-	-	120	120	-	-	115	115
Derivatives not designated in hedge accounting relationships:
Equity swaps	-	15	-	15	-	27	-	27
Interest rate swaps	-	40	-	40	-	45	-	45
Cross currency interest rate swaps	-	45	-	45	-	7	-	7
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	-	-	288	288	-	-	480	480
Foreign currency futures	-	-	17	17	-	-	36	36
Interest rate swaps	-	-	28	28	-	-	35	35
Cross currency interest rate swaps	-	-	65	65	-	-	100	100
Commodities	-	-	544	544	-	-	235	235

Financial assets	5 068	387	1 063	6 517	4 515	474	1 001	5 991
Non-current	545	100	62	708	588	79	174	841
Current	4 522	286	1 000	5 809	3 928	396	827	5 150
Trade and other payables	20 303	-	-	20 303	20 807	-	-	20 807
Interest-bearing loans and borrowings:
Secured bank loans	440	-	-	440	702	-	-	702
Unsecured bank loans	434	-	-	434	294	-	-	294
Unsecured bond issues	87 263	-	-	87 263	93 725	-	-	93 725
Unsecured other loans	73	-	-	73	83	-	-	83
Commercial paper	-	-	-	-	1 522	-	-	1 522
Bank overdrafts	46	-	-	46	5	-	-	5
Lease liabilities	2 381	-	-	2 381	2 234	-	-	2 234
Derivatives not designated in hedge accounting relationships:
Equity swaps	-	4 759	-	4 759	-	5 353	-	5 353
Cross currency interest rate swaps	-	329	-	329	-	446	-	446
Foreign exchange forward contracts	-	7	-	7	-	321	-	321
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	-	-	205	205	-	-	370	370
Foreign currency futures	-	-	-	-	-	-	5	5
Cross currency interest rate swaps	-	-	187	187	-	-	264	264
Commodities	-	-	24	24	-	-	26	26
Equity swaps	-	-	-	-	-	-	21	21
Financial liabilities	110 940	5 095	416	116 451	119 372	6 119	685	126 176
Non-current	90 271	639	-	90 910	96 748	1 758	-	98 506
Current	20 669	4 456	416	25 541	22 623	4 361	685	27 670

1 Cash and short-term deposits are not included in this overview.

INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

30 June 2021	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	1.00%	225	-	-
Canadian dollar	-	-	1.29%	2 046
Euro	0.00%	1 167	0.00%	1 167
Pound sterling	-	-	1.26%	1 011
US dollar	1.53%	493	-	-
Other	7.15%	503	6.60%	832
		2 388		5 057
Fixed rate
Australian dollar	4.13%	335	-	-
Brazilian real	8.01%	486	8.01%	486
Canadian dollar	4.14%	628	4.30%	3 161
Euro	2.27%	22 778	2.20%	31 500
Pound sterling	4.36%	3 707	4.44%	3 015
South Korean won	-	-	1.17%	2 191
US dollar	4.94%	59 850	5.43%	44 596
Other	11.37%	464	8.65%	631
		88 248		85 579

31 December 2020	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	0.99%	231	-	-
Brazilian real	3.90%	164	3.90%	164
Canadian dollar	-	-	1.23%	1 895
Euro	0.15%	2 690	0.15%	2 690
Pound sterling	-	-	1.10%	937
US dollar	1.05%	617	1.13%	201
Other	7.30%	260	7.90%	573
		3 962		6 461
Fixed rate
Australian dollar	3.91%	846	-	-
Brazilian real	8.58%	578	8.58%	578
Canadian dollar	4.12%	613	4.29%	2 646
Euro	2.12%	26 092	2.15%	35 515
Pound sterling	4.30%	3 655	4.36%	2 973
South Korean won	-	-	1.30%	1 997
US dollar	4.91%	62 340	5.30%	47 892
Other	11.96%	479	11.72%	502
		94 602		92 103

As at 30 June 2021, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 46m US dollar (31 December 2020: 5m US dollar).

As disclosed in the above table, 5 057m US dollar or 5.6% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2021
	Interest rate 30 June 2021¹	Possible interest rate[2]	Volatility of rates in %

Brazilian real	4.18%	2.95% - 5.42%	29.58%
Euro	-	-	5.87%
US dollar	0.15%	0.13% - 0.16%	11.00%

	2020
	Interest rate 31 December 2020¹	Possible interest rate[2]	Volatility of rates in %

Brazilian real	2.09%	1.74% - 2.44%	16.77%
Euro	-	-	16.83%
US dollar	0.24%	0.10% - 0.38%	58.30%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 30 June 2021, with all other variables held constant, 2021 interest expense would have been 1m US dollar higher/lower (31 December 2020: 3m US dollar). This effect would be more than offset by 49m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (31 December 2020: 58m US dollar).

EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 8 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 30 June 2021, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total gain of 631m US dollar recognized in the profit or loss account for the period, of which 348m US dollar related to the company’s share-based payment programs, 144m US dollar and 139m US dollar related to the Modelo and SAB transactions respectively. As at 30 June 2021 liabilities for equity swap derivates amounted to 4.8 billion US dollar (31 December 2020: 5.4 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 30.38% (2020: 53.87%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 2 206m US dollar positive/negative impact on the 2021 profit before tax (31 December 2020: 3 787m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2021 to be limited.

1 Applicable 3-month InterBank Offered Rates as of 30 June 2021 and as of 31 December 2020.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2021 and at December 2020. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M). The sensitive analysis does not include any spread applicable to the company’s funding.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	30 June 2021			31 December 2020
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Investment in unquoted companies	127	(6)	120	121	(6)	115
Investment in debt securities	312	-	312	418	-	418
Trade receivables	4 279	(371)	3 908	3 593	(308)	3 285
Cash deposits for guarantees	182	-	182	184	-	184
Loans to customers	114	-	114	142	-	142
Other receivables	1 350	(63)	1 287	1 299	(62)	1 237
Derivatives	1 043	-	1 043	965	-	965
Cash and cash equivalents	6 790	-	6 790	15 252	-	15 252
	14 197	(440)	13 756	21 974	(376)	21 598

There was no significant concentration of credit risks with any single counterparty as of 30 June 2021 and no single customer represented more than 10% of the total revenue of the group in 2021.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2021
Million US dollar	Trade receivables	FVOCI	Other receivables	Total

Balance at 1 January	(308)	(6)	(62)	(376)
Impairment losses	(25)	-	-	(25)
Derecognition	1	-	(1)	1
Currency translation and other	(38)	-	-	(38)
Balance at 30 June	(371)	(6)	(63)	(440)

	2020
Million US dollar	Trade receivables	FVOCI	Other receivables	Total

Balance at 1 January	(173)	(6)	(103)	(283)
Impairment losses	(93)	-	(6)	(99)
Derecognition	7	-	42	49
Currency translation and other	(50)	-	4	(46)
Balance at 31 December	(308)	(6)	(62)	(376)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2021
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(440)	(467)	(342)	(87)	(9)	(10)	(19)
Unsecured bank loans	(434)	(434)	(434)	-	-	-	-
Unsecured bond issues	(87 263)	(156 415)	(3 282)	(3 873)	(4 931)	(15 611)	(128 718)
Unsecured other loans	(73)	(135)	(12)	(26)	(6)	(58)	(33)
Lease liabilities	(2 381)	(2 573)	(507)	(437)	(350)	(440)	(839)
Bank overdraft	(46)	(46)	(46)	-	-	-	-
Trade and other payables	(23 920)	(24 151)	(22 702)	(423)	(571)	(123)	(332)
	(114 557)	(184 221)	(27 325)	(4 846)	(5 867)	(16 242)	(129 941)

Derivative financial liabilities
Foreign exchange derivatives	(212)	(212)	(212)	-	-	-	-
Cross currency interest rate swaps	(516)	(577)	(308)	(44)	(66)	(117)	(41)
Commodity derivatives	(24)	(24)	(24)	-	-	-	-
Equity derivatives	(4 759)	(4 760)	(4 332)	(428)	-	-	-
	(5 511)	(5 574)	(4 877)	(472)	(66)	(117)	(41)

Of which: related to cash flow hedges	(172)	(172)	(137)	-	-	(36)	-

	31 December 2020
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(702)	(735)	(675)	(14)	(12)	(10)	(24)
Commercial papers	(1 522)	(1 522)	(1 522)	-	-	-	-
Unsecured bank loans	(294)	(299)	(299)	-	-	-	-
Unsecured bond issues	(93 725)	(165 812)	(3 582)	(4 057)	(3 823)	(16 557)	(137 793)
Unsecured other loans	(83)	(115)	(13)	(8)	(6)	(57)	(31)
Lease liabilities	(2 234)	(2 455)	(460)	(425)	(315)	(424)	(831)
Bank overdraft	(5)	(5)	(5)	-	-	-	-
Trade and other payables	(24 496)	(24 688)	(22 906)	(1 103)	(135)	(197)	(347)
	(123 061)	(195 631)	(29 462)	(5 607)	(4 291)	(17 245)	(139 026)
Interest rate derivatives	-	-	-	-	-	-	-
Foreign exchange derivatives	(696)	(696)	(696)	-	-	-	-
Cross currency interest rate swaps	(709)	(852)	(8)	(575)	(98)	(132)	(39)
Commodity derivatives	(26)	(26)	(26)	-	-	-	-
Equity derivatives	(5 373)	(5 372)	(4 455)	(917)	-	-	-
	(6 803)	(6 946)	(5 184)	(1 492)	(98)	(132)	(39)

Of which: related to cash flow hedges	(418)	(418)	(353)	-	-	(65)	-

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020

Foreign currency
Forward exchange contracts	288	480	(212)	(691)	75	(211)
Foreign currency futures	17	36	-	(5)	17	31

Interest rate
Interest rate swaps	68	80	-	-	68	80
Cross currency interest rate swaps	110	107	(516)	(709)	(406)	(602)

Commodities
Aluminum swaps	388	170	(7)	(10)	381	160
Sugar futures	17	10	-	-	17	10
Energy	43	9	-	(7)	43	2
Other commodity derivatives	97	46	(17)	(8)	80	37

Equity
Equity derivatives	15	27	(4 759)	(5 373)	(4 744)	(5 346)
	1 043	965	(5 511)	(6 804)	(4 469)	(5 839)
Of which:
Non-current	43	138	(639)	(1 759)	(596)	(1 621)
Current	1 000	827	(4 872)	(5 046)	(3 871)	(4 218)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized on the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities	30 June 2021		31 December 2020
Million US dollar	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value

Fixed rate
Australian dollar	(335)	(389)	(846)	(964)
Brazilian real	(486)	(486)	(578)	(578)
Canadian dollar	(628)	(662)	(613)	(633)
Euro	(22 778)	(26 232)	(26 092)	(29 809)
Pound sterling	(3 707)	(4 223)	(3 655)	(4 301)
US dollar	(59 850)	(76 473)	(62 340)	(81 771)
Other	(464)	(467)	(479)	(480)
	(88 248)	(108 932)	(94 602)	(118 536)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2021 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	322	-
Derivatives in a cash flow hedge relationship	66	556	-
Derivatives in a fair value hedge relationship	-	28	-
Derivatives in a net investment hedge relationship	-	71	-
	66	986	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 130
Derivatives at fair value through profit and loss	-	5 097	-
Derivatives in a cash flow hedge relationship	13	221	-
Derivatives in a net investment hedge relationship	-	180	-
	13	5 498	1 130

Fair value hierarchy 31 December 2020 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	11	-
Derivatives at fair value through profit and loss	-	457	-
Derivatives in a cash flow hedge relationship	29	343	-
Derivatives in a fair value hedge relationship	-	80	-
Derivatives in a net investment hedge relationship	-	57	-
	29	948	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 251
Derivatives at fair value through profit and loss	-	6 119	-
Derivatives in a cash flow hedge relationship	46	353	-
Derivatives in a net investment hedge relationship	-	287	-
	46	6 759	1 251

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2022, 2023, 2024 and 2026. As at 30 June 2021, the put option on the remaining shares held by ELJ was valued at 627m US dollar (31 December 2020: 671m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

21. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2021, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment and other, besides those mentioned in note 10 Property, plant and equipment, as compared to 31 December 2020.

22. Contingencies

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 30 June 2021 and 31 December 2020, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2021	31 December 2020

Income tax and social contribution	10 875	10 372
Value-added and excise taxes	4 605	4 483
Other taxes	685	727
	16 165	15 582

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 7.4 billion Brazilian real (1.5 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 53 million Brazilian real (11 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 10.3 billion Brazilian real (2.1 billion US dollar). Ambev has not recorded any provisions for this matter. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 2.3 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and will file an appeal to the Lower Administrative Court by the beginning of August 2021. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. The 2015 case is still pending decision by the first level administrative court.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 5.1 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending admission and judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses to the first level administrative court. The 2016 isolated fine case is awaiting judgment by the first level administrative court. With respect to the 2015 isolated fine case, Ambev received an unfavorable decision from the first level administrative court and filed an appeal, which is pending judgment by the Lower Administrative Court. The other cases are still awaiting final decisions at both administrative and judicial courts.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 11.8 billion Brazilian real (2.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

Ambev also distributed IOC in the years following the assessed period, i.e. after 2016. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the abovementioned case. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

The amount related to this uncertain tax position as of 30 June 2021 is approximately 10.3 billion Brazilian real (2.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The amount related to this uncertain tax position as of 30 June 2021 is approximately 2.1 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.8 billion Brazilian real (1.0 billion US dollar) as of 30 June 2021. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 30 June 2021. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev’s tax assessments.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 30 June 2021. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 8.2 billion Brazilian real (1.6 billion US dollar) as of 30 June 2021. Ambev has recorded provisions in the total amount of 7 million Brazilian real (2 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2021. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

SAB Australia Pty Limited (“SAB Australia”), a former subsidiary of AB InBev, received a tax assessment for the 2012 to 2014 income tax years for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). AB InBev is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 30 June 2021. The Australia disposal was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by AB InBev.

The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the EU Commission.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. The AG’s opinion is only advisory to the European Court of Justice, which is expected to deliver its binding judgment on the European Commission’s appeal later in 2021.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment.

In January 2019, AB InBev deposited 68m euro (80m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (80m US dollar) in 2020.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and will no longer be remitted to the STJ’s lower court for a new judgment. The motions for clarification that were filed against the STJ’s Special Court decision were dismissed and may still be subject to a new appeal to the Brazilian Supreme Court (STF). One case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. Another case was remitted to the STJ’s lower court for a new judgment. The sixth case was also ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

23. Related parties

There are no material changes to the company’s related party transactions during the first six months of 2021 as compared to 2020.

24. Events after the balance sheet date

On 23 July 2021, the company’s wholly owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) exercised its option to redeem the outstanding principal amount of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)

23 July 2021	ABIFI	4.600% Notes due 2045	USD	565	565